FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  26 April 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Complaint to FSA dated 26 April 2004


                           Baltimore Technologies Plc

London, UK 25 April 2004: Baltimore Technologies Plc (London: BLM) the "Company" announces that it has made formal complaints to the Financial Services Authority regarding the behaviour of Acquisitor Holdings (Bermuda) Limited ("Acquisitor") as a consequence of inaccurate statements it has released relating to the Company from 22nd to 31st March 2004. During this period and whilst making such statements Acquisitor has been an active purchaser of shares in the market. The Company is concerned that this behaviour may amount to market abuse under the Financial Services and Markets Act 2000 as being likely to give a regular user of the market a false and/or misleading impression of the value of the Company. For example, on 30 March 2004, Acquisitor made an announcement, which was critical of the Company. The share price of the Company fell from 45 to 41 pence on that day during which Acquisitor acquired 400,000 shares in the Company.

The Company has requested the Financial Services Authority to exercise its statutory powers under the Act to investigate the behaviour of Acquisitor.

                                     -ENDS -

About Baltimore Technologies

Following the completion of the disposal of Baltimore Technologies' core PKI business on 2 December 2003, the continuing Group's assets consist primarily of cash.

www.baltimore.com

For further information:

Smithfield     +44 (0) 207 360 4900

Andrew Hey     +44 (0) 7836 276 068
Nick Bastin    +44 (0) 7931 500 066
Will Swan      +44 (0) 7787 197 508

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 26 April 2004